Adastra Holdings Reports First Quarter Results

  Generated record gross revenues of $2,286,721 in Q1 2022, representing 288% growth compared to Q1 2021
  Maintained a strong capital position in Q1 2022 with $28,176,801 in assets, and $6,712,176 in liabilities

LANGLEY, BC, May 30, 2022 - Adastra Holdings Ltd. (CSE: XTRX) (FRA: D2EP) ("Adastra" or the "Company") is pleased to announce that it has filed its consolidated financial statements and related management discussion and analysis for the three months ended March 31, 2022, both of which are available at www.sedar.com.

Michael Forbes, Chief Executive Officer of Adastra, commented, "The year is off to a record-breaking start with strong momentum for the year ahead. We have achieved record revenues and gross profit, while maintaining a strong capital position."

"Our team has made significant progress on many fronts, including bringing new brands to market, adding to our co-manufacturing portfolio and increasing production capacity and output. Our focus remains on implementing production rollout, generating multiple revenue streams and creating market expansion strategies. We have made proactive advances in all of these areas, which has ultimately resulted in a strong foundation for further continued growth of our business. We recently commissioned automated pre-roll hardware for infused pre-roll production to meet the demand for this product category."

"To augment our revenue stream, we launched the Endgame Extracts brand, with four initial SKUs, at the British Columbia Liquor Distribution Branch, which sold out within 48 hours of product launch," added Mr. Forbes. "We submitted applications for our Medical Sales Licence and Controlled Substances Dealer's Licence, in line with our market expansion strategy. Our objective is to strategically position ourselves for further growth into in-demand cannabis product categories and in the emerging regulated psychedelics market."

"We look forward to building on our reputation as a leader in the cannabis and patient-focused psychedelics space in order to deliver on our commitment to create long-term value for our customers, partners and shareholders."

Key Q1 2022 Financial Highlights

  Achieved record revenues of approximately $2.3 million in Q1 2022, compared to approximately $0.6 million in Q1 2021 - representing an increase of 288%, demonstrating significant demand for Adastra's in-demand cannabis concentrate brands and products.
  Achieved gross profit of $827,713 in Q1 2022, compared to $105,411 in Q1 2021 - representing an increase of 685%.
  Operating expenses for Q1 2022 increased to $1,695,682 when compared to $467,771 during Q1 2021 - representing an increase of 263%.

Key Q1 2022 Corporate and Business Highlights

  Launched Endgame Extracts SKUs in British Columbia, which was 100% sold out within 48 hours.
  Submitted applications for a Medical Sales Licence and a Controlled Substances Dealer's Licence.
  Commissioned automated pre-roll equipment for infused pre-roll production.
  Shatter production increased to 106.6 kg in Q1 2022 compared to 20.7 kg in Q1 2021.
  Commercialized additional full spectrum extract SKUs for in-house brands and co-manufacturing partners, ex: THCA Diamonds, Sugar Wax, Shatter, Full Spectrum vaporizer cartridges.

About Adastra Holdings Ltd.

Founded in 2018 and formerly known as Phyto Extractions Inc., Adastra is a leading manufacturer and supplier of innovative ethnobotanical and cannabis science products designed for the adult-use and medical markets and forward-looking therapeutic applications. Adastra is recognized as a high-capacity processor and co-manufacturer throughout Canada. Adastra is known for its popular line of Phyto Extractions branded cannabis concentrate products available on shelves at over 1,400 adult-use retailers across the country. The Company also operates Adastra Labs, a 13,500 sq. ft. agricultural-scale Health Canada licensed facility located in Langley, BC, focused on extraction, distillation, and manufacturing of cannabis-derived products. Adastra has successfully taken steps in becoming a licensed cultivator, tester, extractor, and seller of controlled substances, including Psilocybin, Psilocin, MDMA, N, N-Dimethyltryptamine (DMT), 5- MeO-DMT, and LSD by applying for a Controlled Substances Dealer's Licence, which is under review by Health Canada. Pending Health Canada approval, Adastra is poised to be a drug formulation and development leader in this emerging sector. In addition, with the recent acquisition of 1225140 B.C. Ltd., doing business as PerceiveMD, Adastra operates a multidisciplinary centre for medical cannabis and psychedelic therapies, working alongside doctors and healthcare professionals within the regulated environment to help create efficacious remedies that address the actual needs of patients. For more information, visit: www.adastraholdings.ca.

Forward-Looking Information

This news release contains forward-looking information within the meaning of Canadian securities legislation concerning the business of the Company. Forward-looking information is based on certain key expectations and assumptions made by the management of the Company. Although the Company believes that the expectations and assumptions on which such forward looking information is based are reasonable, undue reliance should not be placed on the forward-looking information because the Company can give no assurance that they will prove to be correct. Forward looking information in this news release includes statements regarding, but not limited to: the Company's goals of implementing production rollout, generating multiple revenue streams, and creating market expansion strategies; further continued growth of the Company's business; the Company's ability to meet the demand for infused pre-roll production; the Company's objective to position itself for further growth into in-demand cannabis product categories and in the emerging regulated psychedelics market; and the Company's goal of building on its reputation in the cannabis and patient-focused psychedelics space in order to create long-term value for customers, partners and shareholders. There are numerous risks and uncertainties that could cause actual results and the Company's plans and objectives to differ materially from those expressed in the forward-looking information. Important factors that could cause actual results to differ materially from those expressed in the forward-looking information include: the availability of a qualified workforce; changes in regulations or licensing affecting the Company's business; reduced demand for cannabis and cannabis related products; reductions in the Company's retail space and store locations; and other factors beyond the control of the Company. These and all subsequent written and oral forward-looking information are based on estimates and opinions of management on the dates they are made and are expressly qualified in their entirety by this notice. Except as required by law, the Company does not intend to update these forward-looking statements.

For further information: Michael Forbes, CEO, Corporate Secretary & Director, P: (778) 715 5011, E:  michael@adastraholdings.ca